21001271

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 066360

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2020 (MM/DD/YY) AND ENDING 12/31/2020 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SP SECURITIES, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1717 ST. JAMES PLACE, SUITE 250
(No. and Street)

HOUSTON, TEXAS 77056
(City) (State) (Zip Code)

SEC
Mail Processing
Section
MAR 12 2021
Washington DC
413

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
WILLIAM H. WILSON JR., 713-819-8980
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LAPORTE, APAC
(Name – *if individual, state last, first, middle name*)

5100 VILLAGE WALK, SUITE 300, COVINGTON, LA 70433
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, WILLIAM H. WILSON JR., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SP SECURITIES, LLC, as of DECEMBER 31, 20 20, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

SHIRLEY HARRIS
Notary Public
State of Texas
ID # 12945880-7
My Comm. Expires 06-14-2021

Notary Public

Signature

WILLIAM H. WILSON JR., CFO
Title

This report ** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [X] (d) Statement of Changes in Financial Condition.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [X] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [X] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [X] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SP SECURITIES LLC
(A Texas Limited Liability Company)

Report of Independent Registered Public Accounting Firm, Financial Statements and Supplementary Information Required by SEC Rule 17a-5

Year Ended December 31, 2020

SP SECURITIES LLC

Table of Contents
December 31, 2020

Report of Independent Registered Public Accounting Firm	1
Statement of Financial Condition	3
Statement of Operations	4
Statement of Changes in Member's Equity	5
Statement of Cash Flows	6
Notes to Financial Statements	7-11
Supplementary Information:	
Schedule I: Net Capital Requirement Computation as Required by Rule 15c3-1 of the Securities and Exchange Commission	13
SP Securities LLC Exemption Report	14
Review Report of Independent Registered Public Accounting Firm	15

LAPORTE
CPAs & BUSINESS ADVISORS

LaPorte, APAC
304 Corporate Blvd. | Suite E
Houma, LA 70360
985.851.2433 | Fax 985.851.2606
LaPorte.com

Report of Independent Registered Public Accounting Firm

To the Member and Board of Managers
SP Securities LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of SP Securities LLC (the Company) as of December 31, 2020, and the related statements of operations, changes in member's equity, and cash flows for the year then ended, and the related notes to the financial statements (collectively, the financial statements). In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2020, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplementary information contained in Schedule I (the Supplemental Information) has been subjected to audit procedures performed in conjunction with the audit of SP Securities LLC's financial statements. The Supplemental Information is the responsibility of SP Securities LLC's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplementary information contained in Schedule I is fairly stated, in all material respects, in relation to the financial statements as a whole.

LaPorte

A Professional Accounting Corporation

We have served as the Company's auditor since 2016.

Houston, TX
February 16, 2021

SP SECURITIES LLC
Statement of Financial Condition
As of December 31, 2020

Assets	
Cash and cash equivalents	$ 72,202
Total Assets	$ 72,202
Liabilities and Member's Equity	
Liabilities	$ -
Commitments and contingencies	-
Member's equity	72,202
Total liabilities and member's equity	$ 72,202

The accompanying notes are an integral part of this statement.

SP SECURITIES LLC
Statement of Operations
Year Ended December 31, 2020

Revenue	
Fee income	$ 1,226,824
Expenses	
Audit and accounting fees	8,500
Bank Charges	433
Compensation	1,134,412
Professional Fees	0
Regulatory fees and expenses	37,529
State franchise tax	1,447
Total Expenses	1,182,321
Net Income	$ 44,503

The accompanying notes are an integral part of this statement.

SP SECURITIES LLC
Statement of Changes in Member's Equity
Year Ended December 31, 2020

Balance at January 1, 2020	$ 182,699
Capital distributions	(155,000)
Net income	44,503
Balance at December 31, 2020	$ 72,202

The accompanying notes are an integral part of this statement.

SP SECURITIES LLC
Statement of Cash Flows
Year Ended December 31, 2020

Cash flows from operating activities	
Net Income	$ 44,503
Decrease in accounts payable	(84,509)
Net cash used in operating activities	(40,006)
Cash flows from financing activities	
Capital distributions	(155,000)
Net cash used in financing activities	(155,000)
Net decrease in cash and cash equivalents	(195,006)
Cash and cash equivalents-beginning of year	267,208
Cash and cash equivalents-end of year	$ 72,202

The accompanying notes are an integral part of this statement.

Note 1 General Information and Summary of Significant Accounting Policies

Description of Business

SP Securities, LLC (the Company) was formed on January 15, 2004, as a Texas Limited Liability Company and its member has limited personal liability for the obligations or debts of the entity. The Company is registered as a broker-dealer of securities under the Securities Exchange Act of 1934 and is a member of Financial Industry Regulatory Authority (FINRA). The Company is a wholly-owned subsidiary of Sage Partners Ltd (Parent).

The Company does not underwrite securities or participate in the brokerage of publicly traded securities.

Basis of Accounting

The financial statements of the Company have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Cash and Cash Equivalents

The Company considers all short-term highly liquid investments which are readily convertible into cash and have maturities as of the date of purchase of three months or less to be cash equivalents.

Income Taxes

The Company is not recognized as a taxable entity for federal income tax purposes; thus, no income tax expense has been recorded in the financial statements. However, the Company is subject to state income taxes, including the Texas margin tax. Taxable income of the Company is reported on the member's federal tax return. The Company remains subject to examination by U.S. federal and state jurisdictions, for years subsequent to 2017, and upon completion of these examinations, (if undertaken by the taxing jurisdictions) tax adjustments may be necessary and retroactive to all open tax years.

The Company complies with the provisions of the *Accounting For Uncertainty In Income Taxes* topic of the Financial Accounting Standards Board Accounting Standards Codification, which clarifies the accounting and recognition for income tax positions taken or expected to be taken in the Company's income tax returns. The Company recognizes interest and penalties, if any, related to unrecognized tax benefits in income tax expense.

Management evaluated the Company's tax positions and concluded that the company had taken no uncertain tax positions that require adjustment to the financial statements to comply with the provisions of this guidance as of December 31, 2020.

Revenue Recognition and Accounts Receivable

We adopted Financial Accounting Standards Board ("FASB") Accounting Standards Update ("ASU") No. 2014-09, Revenue from Contracts with Customers (the "new revenue standard" or Accounting Standards Codification 606, ("ASC 606")) effective January 1, 2018. There were no material changes in our revenue recognition policies as a result of the new standard.

Substantially all of our revenues are derived from investment banking activities. Advisory fees from mergers and acquisitions engagements and private placement fees are recognized at a point in time when the related transaction is completed and when probability of collection is reasonably assured. Expenses associated with investment banking advisory engagements are deferred only to the extent they are explicitly reimbursable by the client. All other investment banking advisory related expenses are expensed as incurred. Overhead support fees are recognized as and when received.

Accounts receivable are reviewed monthly for collectability and any amounts deemed uncollectable are written off to bad debt expense.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported amounts of revenue and expenses at the date of the financial statements. Actual results could differ from those estimates.

Note 2 Related Party Transactions

Effective June 1, 2017, the Company entered into an Amended and Restated Office and Administrative Services Agreement (the "Agreement") with its Parent. The term of the Agreement is for one year and thereafter renewed automatically for successive one year terms unless terminated upon 30 day written notice by either party. Pursuant to the terms of the Agreement, the Company paid $1,200 in fees to its Parent during the year ended December 31, 2020.

SP SECURITIES LLC

Notes to Financial Statements
December 31, 2020

Note 3 Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2020, the Company had net capital of $72,202, which was $67,202 in excess of its required net capital of $5,000 and the Company had no aggregate indebtedness.

Note 4 Subordinated Liabilities

There were no liabilities subordinated to claims of general creditors at any time during the year ended December 31, 2020. Therefore, the statement of changes in liabilities subordinated to claims of general creditors as specified by rule 17a-5(d)(2) has not been presented for the year ended December 31, 2020.

Note 5 Reserve Requirements and Information Relating to the Possession or Control Requirements for Broker-Dealers

A computation for determination of reserve requirements and information relating to possession or control of securities as specified by rule 15c3-3 and rule 17a-5(d)(3) were both omitted and are not required as the Company operates under an exemption from SEC Rule 15c3-3 relying on Footnote 74 of the 2013 SEC Release. The Company does not hold customer funds or securities.

Note 6 Commitments and Contingencies

Concentrations Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash deposits in excess of federally insured limits. The Company places its cash and cash equivalents with financial institutions that are considered high quality financial institutions by the Company's management. At times, such cash investments may be in excess of federally insured limits. The Company had a total of $72,202 on deposit in a United States financial institution at December 31, 2020 which did not exceed the Federal Deposit Insurance Corporate (FDIC) insured amounts.

Note 7 Revenues from Contracts with Customers

The following table presents our total revenues separated for our revenues from contracts with customers and our other sources of revenues:

Revenues from Contracts with Customers	$1,195,824
Other Revenues	31,000
Total Revenues	$1,226,824

Revenue from contracts with customers is recognized when, or as, we satisfy our performance obligations by transferring the promised goods or services to the customers. A good or service is transferred to a customer when, or as, the customer obtains control of that good or service. A performance obligation may be satisfied over time or at a point in time. Revenue from a performance obligation satisfied over time is recognized by measuring our progress in satisfying the performance obligation in a manner that depicts the transfer of the goods or services to the customer. Revenue from a performance obligation satisfied at a point in time is recognized at the point in time that we determine the customer obtains control over the promised good or service. The amount of revenue recognized reflects the consideration we expect to be entitled to in exchange for those promised goods or services (*i.e.*, the "transaction price"). In determining the transaction price, we consider multiple factors, including the effects of variable consideration. Variable consideration is included in the transaction price only to the extent it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainties with respect to the amount are resolved. In determining when to include variable consideration in the transaction price, we consider the range of possible outcomes, the predictive value of our past experiences, the time period of when uncertainties expect to be resolved and the amount of consideration that is susceptible to factors outside of our influence, such as market volatility or the judgment and actions of third parties.

Investment Banking. We provide our clients with private placement and financial advisory services. Private placement services include placement agent services in both the equity and debt capital markets. Placement agent revenues are recognized as of the date the client obtains the control and benefit of the offering proceeds.

Revenues from financial advisory services primarily consist of fees generated in connection with merger and acquisition and transactions. Advisory fees from mergers and acquisitions engagements are recognized at a point in time when the related transaction is completed, as the performance obligation is to successfully broker a specific transaction. Fees received prior to the completion of the transaction are deferred within Accrued expenses and other liabilities in the Statement of Financial Condition to the extent any further performance obligation remains with respect to such fees. A portion of the fees we receive for our advisory services are considered variable as they are contingent upon a future event (*e.g.*, completion of a transaction) and are excluded from the transaction price until the uncertainty associated with the variable consideration is subsequently resolved,

which is expected to occur upon achievement of the specified milestone. Payment for advisory services are generally due promptly upon completion of a specified milestone or, for retainer fees, periodically over the course of the engagement. We recognize a receivable between the date of completion of the milestone and payment by the customer. Expenses associated with investment banking advisory engagements are deferred only to the extent they are explicitly reimbursable by the client and the related revenue is recognized at a point in time. All other investment banking advisory related expenses are expensed as incurred.

Note 8 Subsequent Events

The Company has evaluated subsequent events through February 16, 2021, the date the financial statements were available to be issued. Management concluded that there were no events to disclose and no events were evaluated after such date.

SUPPLEMENTARY INFORMATION
PURSUANT TO RULE 17a-5 OF THE
SECURITIES EXCHANGE ACT OF 1934

As of December 31, 2020

SCHEDULE I
NET CAPITAL REQUIREMENT COMPUTATION
AS REQUIRED BY RULE 15C3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION FOR
SP SECURITIES LLC
As of December 31, 2020

Computation of Net Capital		
Total Assets		$ 72,202
Less: Total Liabilities		0
Net Worth		72,202
Deductions from and/or charges to Net Worth:		
Total non-allowable assets		
Other deductions or charges		
Total Deductions from Net Worth		
Net Capital before haircuts on securities positions		72,202
Haircuts on securities:		
Certificates of Deposit and Commercial Paper		
U.S. and Canadian government obligations		
State and municipal government and obligations		
Corporate obligations		
Stock and warrants		
Options		
Arbitrage		
Other Securities		
Other Positions		
Undue Concentration		
Total haircuts of securities		
Net Capital		$ 72,202
Computation of Basic Net Capital Requirement		
Net Capital Requirement, the Greater of:		$ 5,000
1/15 of Aggregate Indebtedness	$ -	
Minimum Dollar Requirement	$ 5,000	
Net Capital		72,202
Excess Net Capital:		$ 67,202
Aggregate Indebtedness:		$ -
Excess Net Capital @ 1,000% (Net Capital, less 10% Aggregate Indebtedness)		$ 72,202
Ratio of Aggregate Indebtedness to Net Capital:		N/A
Ratio of Subordinated Indebtedness to Debt/Equity Total:		N/A

There are no differences between the preceding computation and the Company's corresponding unaudited Part IIA of Form X-17A-5 as of December 31, 2020.

SP Securities, LLC
Exemption Assertions

SP Securities, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and

(2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to private placement and merger and acquisition advisory activities and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

SP Securities, LLC

I, William H. Wilson, Jr., swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

William H. Wilson, Jr.
FINOP

LAPORTE
CPAs & BUSINESS ADVISORS

LaPorte, APAC
1770 St. James Place | Suite 250
Houston, TX 77056
713.963.8008 | Fax 713.963.9052
LaPorte.com

Review Report of Independent Registered Public Accounting Firm

To the Member
SP Securities LLC

We have reviewed management's statements, included in the accompanying SP Securities LLC Exemption Report, in which SP Securities LLC (the Company) stated that:

1. The Company does not meet any of the exemption conditions of paragraph (k) of 17 C.F.R. § 240.15c3-3;
2. The Company did not claim an exemption under paragraph (k) of 17 C.F.R. § 240.15c3-3, but is filing an Exemption Report relying on Footnote 74 of the 2013 Release adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to private placement and merger and acquisition advisory activities and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of 17 C.F.R. § 240.Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; (2) did not carry accounts of or for customers; and (3) did not carry proprietary accounts of broker-dealers (as defined in 17 C.F.R. § 240.15c3-3), throughout the most recent fiscal year without exception.

The Company's management is responsible for its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence that the Company did not: (1) directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of 17 C.F.R. § 240.15c2-4; (2) carry accounts of or for customers; and (3) carry proprietary accounts of broker-dealers (as defined in 17 C.F.R. § 240.15c3-3) throughout the most recent fiscal year without exception. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in 17 C.F.R. § 240.15c3-3.

LaPorte

A Professional Accounting Corporation

Houston, TX
February 16, 2021